PRICING SUPPLEMENT No. 919B Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-162195 Dated July 27, 2010

$113,000 Deutsche Bank  AG Performance Securities with Contingent Protection

Linked to the Dow Jones-UBS Commodity IndexSM due July 30, 2015

Investment Description

Performance Securities with Contingent Protection (the “Securities”) are senior unsecured obligations of Deutsche Bank AG, London Branch (the “Issuer”) with returns linked to the performance of the Dow Jones-UBS Commodity IndexSM (the “Index”). The Securities are designed to provide enhanced exposure to the potential positive performance of the Index while providing contingent protection of your initial investment at maturity if the Final Level is greater than or equal to the Trigger Level. If the Index Return is positive, at maturity you will receive your initial investment plus an amount equal to your initial investment multiplied by the Index Return multiplied by the Participation Rate of 115%. If (i) the Index Return is zero or negative and (ii) the Final Level is greater than or equal to the Trigger Level on the Final Valuation Date, at maturity you will receive an amount equal to your initial investment. If the Final Level is less than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment reduced by 1% for every 1% decline in the Final Level as compared to the Initial Level. You will not receive interest payments during the term of the Securities. Investing in the Securities is subject to significant risks, and you will lose some, and could lose all, of your initial investment if the Final Level is less than the Trigger Level. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.

Features

❑

Core Investment Opportunity: At maturity, the Securities enhance any positive performance of the Index, while providing contingent protection from a decline if the Final Level is greater than or equal to the Trigger Level. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.

❑

Contingent Protection Feature: If you hold the Securities to maturity and the Final Level is not less than the Trigger Level on the Final Valuation Date, you will receive at least 100% of your initial investment, subject to the creditworthiness of the Issuer. If the Final Level is less than the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level, and you will lose some, and could lose all, of your initial investment.

Key  Dates

Trade Date	July 27, 2010
Settlement Date	July 30, 2010
Final Valuation Date[1]	July 27, 2015
Maturity Date[1]	July 30, 2015

[1]

Subject to postponement as described under “Adjustments to Valuation Dates and Payment Dates—Market Disruption Events for Commodity Based Underlyings or Basket Components” and acceleration as described under “Adjustments to Valuation Dates and Payment Dates—Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement B.

Security Offering

We are offering Performance Securities with Contingent Protection Linked to the Dow Jones-UBS Commodity Index (the “Index”). The Securities are designed to provide enhanced exposure to the potential positive performance of the Index, while providing contingent protection of your initial investment at maturity if the Final Level is greater than or equal to the Trigger Level. If the Index Return is positive, at maturity you will receive an amount equal to your initial investment plus an amount equal to your initial investment multiplied by the Index Return multiplied by the Participation Rate of 115%. If (i) the Index Return is zero or negative and (ii) the Final Level is equal to or greater than the Trigger Level, at maturity you will receive your initial investment. If the Final Level is less than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment reduced by 1% for every 1% decline in the Final Level as compared to the Initial Level.

Offering	Index	Participation Rate	Initial Level	Trigger Level	CUSIP/ISIN
Performance Securities with Contingent Protection	Dow Jones-UBS Commodity IndexSM (Ticker: DJUBS)	115%	128.7907	77.2744, 60% of the Initial Level	25154N 41 5 / US25154N4152

See “Additional Terms Specific to the Securities” in this pricing supplement. The Securities will have the terms specified in product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement. See “Key Risks” on page 6 of this pricing supplement and “Risk Factors” beginning on page 5 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement and product supplement B. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total	$113,000.00	$3,955.00	$109,045.00

(1)	For more detailed information about discounts and commissions, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

Deutsche Bank Securities Inc. (“DBSI“) is our affiliate. For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$113,000.00	$8.06

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this pricing supplement, together with product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement B dated September 29, 2009:

http://sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf

♦	Prospectus supplement dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

♦	Prospectus dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “Securities” refers to the Performance Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review “Key Risks” on page 6 of this pricing supplement and “Risk Factors” on page 5 of the accompanying product supplement.

The Securities may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Dow Jones-UBS IndexSM.

♦	You are willing to be exposed to the full downside performance of the Index if the Final Level is less than the Trigger Level.

♦	You are willing to invest in the Securities based on the indicated Participation Rate.

♦	You are willing to forgo interest payments.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the Securities to maturity, a term of 5 years.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not seek an investment with a return linked to the performance of the Dow Jones-UBS IndexSM.

♦	You seek an investment that is 100% protected, and you are not willing to make an investment that is conditionally exposed to the full downside performance of the Index.

♦	You believe the Final Level will be less than the Trigger Level on the Final Valuation Date.

♦	You prefer to receive interest payments.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the Securities to maturity, a term of 5 years.

♦	You seek an investment for which there will be an active secondary market.

♦	You are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Final Terms

Issuer:	Deutsche Bank AG, London Branch

Issue Price:	$10.00 per Security

Term:	5 years

Index:	The Securities are linked to the Dow Jones-UBS IndexSM (the “Index”)

Trigger Level:	77.2744, 60% of the Initial Level

Participation Rate:	115%

Payment at Maturity (per $10.00 Security):

If the Index Return is positive,
you will be entitled to receive a cash payment per $10.00 Security that provides you with a return on your initial investment equal to the Index Return multiplied by the Participation Rate, calculated as follows:

$10.00 + [$10.00 x Index Return x Participation Rate]

If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level on the Final Valuation Date, you will be entitled to receive a cash payment of $10.00 per $10.00 Security.

If the Final Level is less than the Trigger Level on the Final Valuation Date, you will be entitled to receive a cash payment per $10.00 Security equal to:

$10.00 + ($10.00 x Index Return)

In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Index. The contingent protection feature no longer applies and you will lose some or all of your initial investment.

Index Return:	Final Level – Initial Level Initial Level

Initial Level:	128.7907, the closing level of the Index on the Trade Date.

Final Level:

The closing level of the Index on the Final Valuation Date, subject to adjustment in the event of a market disruption event as described under “Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Determining Payment at Maturity Per $10.00 Security

You will receive your initial investment reduced by the negative Index Return. Accordingly, your Payment at Maturity per $10.00 Security will be calculated as follows:

$10.00 + ($10.00 x Index Return)

In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Index. The contingent protection feature no longer applies and you will lose some or all of your initial investment.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange. Your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under other recently enacted legislation, for taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, generally will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. person’s net investment income will generally include its gain upon the sale, redemption, or maturity of Securities. If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your investment in the Securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 Security for a hypothetical range of performance for the Index from -100.00% to +100.00% and reflect an Initial Level of 128.79, a Trigger Level of 77.27 (60.00% of the Initial Level), and a Participation Rate of 115%.The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual Payment at Maturity will be determined based on the Final Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity (%)
257.58	100.00%	$21.50	115.00%
231.82	80.00%	$19.20	92.00%
206.07	60.00%	$16.90	69.00%
180.31	40.00%	$14.60	46.00%
167.43	30.00%	$13.45	34.50%
154.55	20.00%	$12.30	23.00%
141.67	10.00%	$11.15	11.50%
128.79	0.00%	$10.00	0.00%
115.91	-10.00%	$10.00	0.00%
103.03	-20.00%	$10.00	0.00%
90.15	-30.00%	$10.00	0.00%
77.27	-40.00%	$10.00	0.00%
70.83	-45.00%	$5.50	-45.00%
64.40	-50.00%	$5.00	-50.00%
51.52	-60.00%	$4.00	-60.00%
38.64	-80.00%	$2.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 – The level of the Index increases by 10% from the Initial Level of 128.79 to the Final Level of 141.67. Because the Index Return is equal to 10%, you will receive a cash Payment at Maturity of $11.15 per $10.00 Security, calculated as follows:

$10.00  +  ($10.00  ×  Index Return  ×  Participation Rate)

$10.00  +  ($10.00  ×  10%  ×  115%)  =   $11.15

Example 2 – The Initial Level and the Final Level are both 128.79. Because the Final Level of 128.79 is the same as the Initial Level of 128.79, the Index Return is zero, and you will receive a cash Payment at Maturity of $10.00 per $10.00 Security.

Example 3 – The level of the Index decreases by 20% from the Initial Level of 128.79 to the Final Level of 103.03. Even though the Index Return is negative, because the Final Level is greater than or equal to the Trigger Level, you will receive a cash Payment at Maturity of $10.00 per $10.00 Security.

Example 4 – The level of the Index decreases by 50% from the Initial Level of 128.79 to the Final Level of 64.40. Because the Final Level is less than the Trigger Level, you will lose 1% of your initial investment for every 1% of negative Index Return, and you will receive a cash Payment at Maturity of $5.00 per $10.00 Security, calculated as follows:

$10.00  +  ($10.00  ×  -50%)  =  $5.00

If the Final Level is less than the Trigger Level, you will be fully exposed to any decline of the Final Level as compared to the Initial Level, and you will lose some or all of your initial investment.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

Risks relating to the Securities:

♦

Your Investment in the Securities May Result in a Loss of Your Initial Investment — The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and to the extent which, the Index Return is positive or negative and if the Index Return is negative, whether the Final Level is less than the Trigger Level. If the Final Level is less than the Trigger Level, you will be fully exposed to any decline in the Final Level as compared to the Initial Level. Accordingly, you could lose your entire initial investment.

♦

Contingent Protection of Your Initial Investment Applies Only if You Hold the Securities to Maturity — You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

♦

Any Payment on the Securities Is subject to the Credit of the Issuer — The Securities are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any amount owed to you under the terms of the Securities.

♦

Trading By Us Or Our Affiliates In The Commodities Markets May Impair The Value Of The Securities — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the Securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Index, including on the Final Valuation Date, which would affect your Payment at Maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Securities may decline. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the Securities.

♦

Commodity Futures Contracts Are Subject To Uncertain Legal And Regulatory Regimes, Which May Result In A Hedging Disruption Event And A Loss On Your Investment — The commodity futures contracts that may comprise the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the Securities. The effect on the value of the Securities of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. The Commodity Futures Trading Commission (the “CFTC”) has announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the Securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your Securities. If the payment on your Securities is accelerated, your investment may result in a loss and you may not be able to reinvest your proceeds in a comparable investment.

♦

No Coupon Payments and No Rights in Exchange-Traded Futures Contracts on The Index Constituents — As an investor in the securities, you will not have rights to receive coupon payments or any rights that holders of exchange-traded futures contracts included in the Index may have.

♦

There May be Little or No Secondary Market for the Securities — The Securities will not be listed on any Securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

♦

The Securities Have Certain Built-in Costs — While the Payment at Maturity described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦

Potential Conflicts Of Interest Exist Because the Issuer And The Calculation Agent For The Securities Are The Same Legal Entity — Deutsche Bank AG, London Branch is the Issuer of the Securities and the calculation agent for the Securities. We, as calculation agent for the Securities, will maintain some discretion in making decisions relating to the Securities, including whether there has been a market disruption event. In the event of any such market disruption event, we may use an alternate method to calculate the Index closing level, including the Initial Level and the Final Level. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the Securities, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these capacities will not affect the value of the Securities. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the Securities, may affect the Payment at Maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the Securities.

♦

We and Our Affiliates or UBS AG and Its Affiliates, May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent With Investing in or Holding The Securities. Any Such Research, Opinions or Recommendations Could Affect the Index Return to Which the Securities Are Linked to and the Value of the Securities — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

♦

Many Economic and Market Factors Will Affect the Value of the Securities — In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the Securities;

♦	interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Securities; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

The U.S. Federal Income Tax Consequences of an Investment in the Securities Are Unclear — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described above under “What Are the Tax Consequences of an Investment in the Securities?”, in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks relating to the Index:

♦

Index Calculation Disruption Events May Require an Adjustment to the Calculation of the Index — At any time during the term of the Securities, the daily calculation of the Index may be adjusted in the event that UBS Securities LLC (“UBS”) determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or, with respect to any futures contract used in the calculation of the Index that trades on the London Metal Exchange (the “LME“), a Business Day on which the LME is not open for trading. Any such index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated. See “The Dow Jones–UBS Commodity IndexSM—Index Calculation Disruption Events” in this pricing supplement.

♦

Dow Jones and UBS May Be Required to Replace A Designated Contract If the Existing Futures Contract Is Terminated or Replaced — A futures contract known as a designated contract has been selected as the reference contract for each underlying physical commodity. See “The Dow Jones–UBS Commodity IndexSM—Designated Contracts for each Index Commodity” in this pricing supplement. Data concerning each designated contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by a supervisory committee appointed by Dow Jones & Company, Inc. (“Dow Jones“) and UBS to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the Index.

♦

As Index Sponsor, UBS AG, an Affiliate of UBS Financial Services Inc., Will Have the Authority to Make Determinations That Could Materially Affect Your Securities in Various Ways and Create Conflicts of Interest — UBS AG, an affiliate of UBS Financial Services Inc., is a sponsor of the Index (an “Index Sponsor”). The Index Sponsor is responsible for the composition, calculation and maintenance of the Index, including additions, deletions and the weightings of the components of the Index, all of which could affect the level of the Index and, therefore, could adversely affect the amount payable on the Securities at maturity and the value of the Securities prior to maturity. As more particularly discussed in “The Dow Jones-UBS Commodity IndexSM” herein, the Index Sponsor also has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may further adversely affect the value of the Securities. The Index Sponsor has no obligation at any time to take into consideration your needs as an investor in the Securities.

♦

The Correlation Among the Index Constituents Could Change Unpredictably — Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. If the correlation among the Index Constituents changes, the value of the Securities may be adversely affected.

♦

The Return On Your Investment Could Be Significantly Less Than The Performance Of Certain Components Of the Index —The return on your investment in the Securities could be significantly less than the return on an alternative investment with similar risk characteristics, even if some of the futures contracts reflected in the Index, or the commodities underlying such futures contracts, have generated significant returns. The levels of such futures contracts and such commodities may move in different directions at different times compared to each other, and underperformance by one or more of the futures contracts including in the Index may reduce the performance of the Index as a whole.

♦

The Markets For the Underlying Commodities Suffer From Systemic Risks — Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Commodities are affected by, among other factors, weather, crop yields, natural disasters, technological developments, government policies regarding agriculture, energy, trade, and fiscal and monetary issues.

♦

The Commodity Prices Reflected In the Index are Subject To Emerging Markets’ Political and Economic Risks — The Index Commodities may be produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability is likely to adversely impact the level of the Index and, consequently, the return on your investment.

♦

The London Metal Exchange Does Not Have Daily Price Limits — The official cash offer prices of certain commodities included in the Index are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over–the–counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day for certain commodities included in the Index or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the relevant Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer prices of certain commodities included in the Index and consequently the Payment at Maturity, could be adversely affected.

♦

If The Liquidity of The Index Constituents Is Limited, The Value of the Securities Would Likely Be Impaired — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the relevant Final Valuation Date would likely have an adverse effect on the level of the Index and, therefore, on the return on your Securities. Limited liquidity relating to the Index Constituents may also result in the publisher of the Index being unable to determine the level of the Index using its normal means. Any resulting discretion by the calculation agent of the Index in determining the Final Level could adversely affect the value of the Securities.

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We And Our Affiliates Have No Affiliation With Dow Jones or UBS and Are Not Responsible For Their Public Disclosure of Information — Except as otherwise described in this pricing supplement, Deutsche Bank AG and its affiliates are not affiliated with Dow Jones or UBS in any way and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. Neither Dow Jones nor UBS is under any obligation to continue to calculate the Index or required to calculate any Successor Index. If Dow Jones and UBS discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the securities or the amount payable at maturity. The calculation agent may designate a Successor Index selected in its sole discretion. If the calculation agent determines in its sole discretion that no Successor Index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. The information in “The Dow Jones– UBS Commodity IndexSM“ section has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. Deutsche Bank AG has not independently verified this information. You, as an investor in the securities, should make your own investigation into the Index, UBS and Dow Jones. Except as otherwise described in this pricing supplement, Dow Jones and UBS are not involved in the offer of the Securities in any way and have no obligation to consider your interests as an investor in the Securities.

The Dow Jones-UBS Commodity IndexSM

We have derived all information contained in this pricing supplement regarding the Dow Jones–UBS Commodity Index, including, without limitation, its make-up, method of calculation and changes in its components from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. You, as an investor in the Securities, should make your own investigation into the Dow Jones–UBS Commodity Index, UBS and Dow Jones. Except as otherwise described in this pricing supplement, Dow Jones and UBS are not involved in the offer of the Securities in any way and have no obligation to consider your interests as a holder of the Securities. Dow Jones and UBS have no obligation to continue to publish the Index, and may discontinue publication of the Dow Jones–UBS Commodity Index at any time in their sole discretion.

The Dow Jones–UBS Commodity Index is a proprietary index that was established in July 1998 to provide a liquid and diversified benchmark for commodities. The Dow Jones–UBS Commodity Index is currently comprised of futures contracts (the “Index Constituents”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities for 2010 that comprise the Dow Jones–UBS Commodity Index (the “Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Dow Jones–UBS Commodity Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

The Dow Jones–UBS Commodity Index is calculated on an excess return basis and on a total return basis. The former reflects the return of underlying commodity futures price movements only, while the latter reflects the return on fully collateralized positions in the underlying commodity futures. The Dow Jones-UBS Commodity Index (Excess Return) is reported by Bloomberg under the ticker symbol “DJUBS.” The Securities are linked to the excess return version of the Dow Jones–UBS Commodity Index.

Methodology

The Dow Jones-UBS Commodity Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index component occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Dow Jones-UBS Commodity Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones disseminates the Dow Jones-UBS Commodity Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily settlement price for the Dow Jones-UBS Commodity Index at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on the Bloomberg pages set forth above.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Dow Jones-UBS Commodity Index”) for the Index Commodities that are open for trading is greater than 50%.

The Dow Jones-UBS Commodity Index was created using the following four main principles:

Economic Significance:    To achieve a fair representation of a diversified group of commodities to the world economy, the Dow Jones-UBS Commodity Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification:    In order to avoid the Dow Jones-UBS Commodity Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity:    The Dow Jones-UBS Commodity Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Dow Jones-UBS Commodity Index.

Liquidity:    The inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

A futures contract known as a designated contract is selected for each of the 23 commodities eligible for inclusion in the Dow Jones-UBS Commodity Index. With the exception of several LME contracts, where there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for an Index Commodity, the futures contract that is traded in North America and denominated in United States dollars has been chosen. If more than one of those contracts exists, the most actively traded contract is chosen. Data concerning this designated contract will be used to calculate the Dow Jones-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract. The 23 commodities eligible for inclusion in the Dow Jones-UBS Commodity Index are traded on the LME, the New York Board of Trade (“NYBOT”), the New York Commodities Exchange (“COMEX”), the Chicago Mercantile Exchange (“CME”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Cocoa	Cocoa	NYBOT	10 metric tons	$/metric ton
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound
Copper	High Grade Copper	COMEX**	25,000 lbs	cents/pound
Corn	Corn	CBOT	5,000 bushels	cents/bushel
Cotton	Cotton	NYBOT	50,000 lbs	cents/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon
Lead	Refined Standard Lead	LME	25 metric tons	$/metric ton
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Platinum	Platinum	YMEX	50 troy oz.	$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.
Soybeans	Soybeans	CBOT	60,000 lbs	cents/pound
Soybean Oil	Soybean Oil	CBOT	5,000 bushels	cents/bushel
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	cents/pound
Tin	Refined Tin	LME	5 metric tons	$/metric ton
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending†	NYMEX	42,000 gal	cents/gallon
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

**	The Dow Jones — UBS Commodity Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones — UBS Commodity Index.

†	Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones — UBS Commodity Index in April 2006.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Dow Jones-UBS Commodity Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Livestock	Lean Hogs Live Cattle

Industrial Metals	Aluminum Copper Nickel Zinc Lead* Tin*	Precious Metals	Gold Silver Platinum*

Grains	Corn Soybeans Wheat Soybean Oil	Softs	Coffee Cotton Sugar Cocoa*

*	Out of the 23 commodities available for inclusion annually in the Dow Jones-UBS Commodity Index, only those four commodities marked in the table above with an asterisk are currently not included in the Dow Jones-UBS Commodity Index.

Annual Reweighting and Rebalancing of the Dow Jones-UBS Commodity Index

The Dow Jones-UBS Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity Index are determined each year in June or July. The annual weightings are announced in July and implemented the following January.

The relative weightings of the component commodities included in the Dow Jones-UBS Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-UBS Commodity Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic value of the designated contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic value of the designated contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Dow Jones-UBS Commodity Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Dow Jones-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-UBS Commodity Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones-UBS Commodity Index;

•	No single commodity may constitute more than 15% of the Dow Jones-UBS Commodity Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones-UBS Commodity Index; and

•	No single commodity may constitute less than 2% of the Dow Jones-UBS Commodity Index.

Following the annual reweighting and rebalancing of the Dow Jones-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Dow Jones-UBS Commodity Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Index components, are used to determine the commodity index multiplier (the “CIM”) for each Index Commodity. The CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Computation of the Dow Jones-UBS Commodity Index

The Dow Jones-UBS Commodity Index is calculated by Dow Jones, in conjunction with UBS by applying the impact of the changes to the prices of the Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones-UBS Commodity Index is a mathematical process whereby the CIMs for the Index components are multiplied by the prices for the Index components. These products are then summed. The percentage change in this sum is then applied to the prior level of the Dow Jones-UBS Commodity Index to calculate the current level of the Dow Jones-UBS Commodity Index level. The Dow Jones-UBS Commodity Index is calculated on an excess return and on a total return basis.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity Index will be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

(a)	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity Index on that day;

(b)	the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity Index reflects the maximum permitted price change from the previous day’s settlement price;

(c)	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-UBS Commodity Index; or

(d)	with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity Index that trades on the LME, a Business Day on which the LME is not open for trading.

License Agreement

UBS FINANCIAL SERVICES INC., AN AFFILIATE OF UBS AG, IS ACTING AS A PLACEMENT AGENT WITH RESPECT TO THE SECURITIES.

“Dow Jones” and “Dow Jones-UBS Commodity Index” are registered trademarks or service marks of Dow Jones Inc. and UBS Securities LLC, as the case may be, and have been licensed for use for certain purposes by us.

Other than as noted above with respect to UBS Financial Services Inc.’s role as placement agent, the Securities are not sponsored, endorsed, sold or promoted by Dow Jones, UBS or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS and any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities or any member of the public regarding the advisability of investing in Securities or commodities generally or in the Securities particularly. The Index is determined, composed and calculated by Dow Jones in conjunction with UBS without regard to us, you or the Securities. Dow Jones and UBS have no obligation to take our needs or the needs of the holders of the Securities into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to security holders, in connection with the administration, marketing or trading of the Securities. Notwithstanding the foregoing, UBS and its respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by us, but which may be similar to and competitive with the Securities. In addition, UBS and its respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Index and the Securities.

This pricing supplement relates only to the Securities and does not relate to the physical commodities underlying any of the components of the Index. Purchasers of the Securities should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying physical commodity by Dow Jones, UBS or any of their respective subsidiaries or affiliates.

The information in this pricing supplement regarding the exchange-traded futures contracts on physical commodities which comprise the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange-traded futures contracts which comprise the Index in connection with the Securities. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the Index, including without limitation a description of factors that affect the prices of such exchange-traded futures contracts, are accurate or complete.

NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Historical Information for the Index

The following graph sets forth the historical performance of the Index based on the quarterly Index closing levels from January 3, 2000 through July 27, 2010. The Index closing level on July 27, 2010 was 128.7907. We obtained the Index closing levels below from Bloomberg. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.35 per $10.00 Security. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.